QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(e)

FORMS OF CONFIRMATION E-MAIL

  Confirmation E-mail to Employees who Elect to Participate in the Offer to Amend Certain Options

        Family Dollar Stores, Inc. ("Family Dollar") has received your election form dated [                        ], 2007, by which you elected to accept our offer to have certain outstanding options amended in exchange for cash payments, subject to the terms and conditions of the offer.

        If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Lauren Merritt, at fax number (704) 814-4133 or via e-mail to lmerritt@familydollar.com, or hand deliver it to Lauren Merritt at Family Dollar Stores, Inc., 10401 Monroe Road, Matthews, North Carolina 28105 before 11:59 p.m., North Carolina Time, on December 18, 2007. Only withdrawal forms that are complete, signed and actually received by Lauren Merritt by the deadline will be accepted. Withdrawal forms submitted by United States mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions concerning the submission of your form, please direct them to Lauren Merritt at:

Family Dollar Stores, Inc. 10401 Monroe Road Matthews, North Carolina 28105 Phone: (704) 847-6961 Ext. 2145

        Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, Family Dollar will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when Family Dollar gives written or electronic notice to the option holders generally of its acceptance of such options, which notice may be made by press release, e-mail or other method of communication. Family Dollar is expected to give notice of its acceptance shortly after the expiration of the offer period.

  Confirmation E-mail to Employees who Withdraw their Stock Options from the Offer to Amend Certain Options

        Family Dollar Stores, Inc. ("Family Dollar") has received your withdrawal form dated [                        ], 2007, by which you rejected Family Dollar's offer to amend some or all of your eligible outstanding options. Any options you have not withdrawn will remain subject to the terms and conditions of the offer and will be amended in exchange for cash payments.

        If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible options by completing and submitting a new election form by faxing it to Lauren Merritt, at fax number (704) 814-4133, or via e-mail to lmerritt@familydollar.com, or by hand delivery to Lauren Merritt at Family Dollar Stores, Inc., 10401 Monroe Road, Matthews, North Carolina 28105 before 11:59 p.m., North Carolina Time, on December 18, 2007. If you have questions concerning the submission of your form, please direct them to Lauren Merritt at:

Family Dollar Stores, Inc. 10401 Monroe Road Matthews, North Carolina 28105 Phone: (704) 847-6961 Ext. 2145

QuickLinks

  Exhibit (a)(1)(e)
FORMS OF CONFIRMATION E-MAIL